UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

           (Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Commerce Bank/Harrisburg Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Commerce Bank/Harrisburg Retirement Savings Plan

Financial Report

December 31, 2006

Commerce Bank/Harrisburg Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 25, 2007

Commerce Bank/Harrisburg Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Investments, at fair value:
Cash and money market funds	$229,580	$188,927
Mutual funds	4,107,367	3,049,254
Pennsylvania Commerce Bancorp, Inc. common stock	497,280	671,271

	4,834,227	3,909,452
Receivables:
Participants’ contributions	28,943	28,356
Employer's contributions	267,505	257,868

	296,448	286,224

Net Assets Available for Benefits	$5,130,675	$4,195,676

See notes to financial statements.

Commerce Bank/Harrisburg Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
Investment Income

Net appreciation in fair value of investments	$179,262	$128,511
Interest and dividends	226,058	86,985

	405,320	215,496

Contributions

Participants	771,781	711,441
Rollovers	52,098	17,913
Employer	267,505	257,868

	1,091,384	987,222

Benefits Paid to Participants	(561,705)	(196,124)

Net Increase	934,999	1,006,594

Net Assets Available for Benefits – Beginning of Year	4,195,676	3,189,082

Net Assets Available for Benefits – End of Year	$5,130,675	$4,195,676

See notes to financial statements.

Commerce Bank/Harrisburg Retirement Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Description of the Plan

The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

                General

The Plan was established February 15, 1993.  The Plan is a contributory defined contribution plan.  Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are several types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution.  The employer contributes an amount equal to 50% of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation.  Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings.  There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2006 and 2005.  The participants may direct their accounts into various different investment options.  Employees must meet certain eligibility requirements to receive an allocation of the employee matching and profit sharing contributions.  Contributions are subject to certain limitations.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the non-vested portion of terminated participants’ employer contributions.  Allocations of Plan earnings are based on participants’ account balances during the valuation period.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account and rollover account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000 ($5,000 prior to March 28, 2005).  However, terminated participants may elect to receive their salary deferral accounts following termination. If the funds exceed $1,000 and the employee does not elect distribution, the interest of the participant remains in the Plan until an election is made or the balace is required to be distributed under regulation of the Internal Revenue Service Code.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Forfeitures

Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution.  During the years ended December 31, 2006 and 2005, forfeitures applied against employer contributions amounted to $18,768 and $6,636, respectively.  Forfeited profit sharing non-vested accounts are allocated to all eligible participants in accordance with the Plan document.

Note 2 – Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements.  The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting this statement.

FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, states that investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted this pronouncement in 2006.  The adoption did not have any impact on the Plan’s financial statements.

Valuation of Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded and allocated on a daily valuation basis.  Dividends are recorded on the ex-dividend date.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments of the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

                                Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 3 - Investments

The Plan’s investments are held in certain cash and money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Pennsylvania Commerce Bancorp, Inc. common stock.  The following table presents the fair value of the investments as of December 31:

	2006		2005

Cash and money market funds:
Fidelity Spartan Money Market Fund	$229,300		$188,668
Fidelity Cash Reserves Fund	170		63
Fidelity Prime Fund Daily Money Class	110		196

	229,580		188,927

Mutual Funds:
Fidelity U.S. Bond Index Fund	397,886	*	367,281	*
Fidelity Convertible Securities Fund	429,557	*	334,637	*
Fidelity Spartan U.S. Equity Index Fund	644,187	*	471,036	*
Fidelity Mid-Cap Stock Fund	554,478	*	410,417	*
Sound Shore Fund	603,295	*	468,739	*
White Oak Select Growth Fund	113,895		100,263
Oakmark Fund	308,099	*	244,635	*
Fidelity Spartan Extended Market Index	99,827		47,140
Fidelity Contrafund	430,026	*	272,563	*
Artisan International Fund	526,117	*	332,543	*

	4,107,367		3,049,254

Pennsylvania Commerce Bancorp, Inc., Common stock	497,280	*	671,271	*

	$4,834,227		$3,909,452

* Represents 5% or more of the net assets available for benefits.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 3 - Investments (Continued)

The net appreciation (depreciation) in fair value of investments (including realized gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2006	2005
Mutual funds	$291,002	$126,893

Common stock, Pennsylvania Commerce Bancorp, Inc.	(111,740)	1,618

	$179,262	$128,511

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.   The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Note 6 - Related Party Transactions

Certain Plan investments are shares of common stock that are issued by Pennsylvania's Commerce Bancorp, Inc. which its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. is the Plan sponsor.  Therefore, related transactions qualify as related party transactions.  On January 28, 2005 the Board of Directors of Pennsylvania Commerce Bancorp, Inc., declared a 2-for-1 stock split in the form of a 100% stock dividend, paid on February 25, 2005, to stockholders of record on February 10, 2005.  Payment of the stock split resulted in the issuance of 9,996 additional common shares into the Plan.  Purchases made by the Plan for the investment in the Company’s common stock amounted to $72,296 (2,438 shares) and $113,255 (2,575 shares) for the years ended December 31, 2006 and 2005, respectively.  Sales made by the Plan for the investment in the Company’s common stock amounted to $134,547 (4,606 shares) and $28,780 (782 shares) for the years ended December 31, 2006 and 2005, respectively.

Commerce Bank/Harrisburg Retirement Savings Plan

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of cash, money market and mutual funds that are managed by the custodian.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Commerce Bank/Harrisburg Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2006
Form 5500 – Schedule H – Part IV – Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Cash	N/A	$110
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	229,300
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	170
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	397,886
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	429,557
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	644,187
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	554,478
	Sound Shore Fund	Mutual Fund	N/A	603,295
	White Oak Select Growth Fund	Mutual Fund	N/A	113,895
	Oakmark Fund	Mutual Fund	N/A	308,099
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	99,827
**	Fidelity Contrafund	Mutual Fund	N/A	430,026
	Artisan International Fund	Mutual Fund	N/A	526,117
*	Pennsylvania Commerce Bancorp, Inc.	Common Stock	N/A	497,280
				$4,834,227

*     Related Party.
**   Party-in-interest.
*** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2007

Commerce Bank/Harrisburg Retirement Savings Plan

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee
/s/ Mark A. Zody
By: Mark A. Zody, Trustee